Exhibit 4.(n)

THE AES CORPORATION

as the Company

and

WELLS FARGO BANK, NATIONAL ASSOCIATION

as Trustee

FIRST SUPPLEMENTAL INDENTURE

Dated as of May 28, 2008

To

SENIOR INDENTURE

Dated as of May 8, 2003

8 ¾% Second Priority Senior Secured Notes due 2013

FIRST SUPPLEMENTAL INDENTURE, dated as of May 28, 2008 between The AES Corporation, a Delaware corporation (the “Company”), as the issuer, and Wells Fargo Bank, National Association (as successor by consolidation to Wells Fargo Bank Minnesota, National Association), a national banking association, as trustee (the “Trustee”).

WHEREAS, the Company executed and delivered an Indenture, dated as of May 8, 2003, (the “Original Indenture”), as may be amended or supplemented from time to time (as so supplemented, the “Indenture”), between the Company and the Trustee, providing for the issuance of the Company’s 8.75% Second Priority Senior Secured Notes due 2013 (the “Notes”);

WHEREAS, Section 9.02 of the Original Indenture provides that the Indenture may be amended by the Company and the Trustee with the consent of the holders of the Notes representing at least a majority of the Notes then outstanding;

WHEREAS, pursuant to the terms and conditions of the Offer to Purchase and Consent Solicitation Statement, and the related Letter of Transmittal and Second Priority Senior Secured Notes Consent, each dated May 14, 2008, as the same may be amended, prepared by the Company in connection with its offer to purchase (the “Tender Offer”) for cash up to $377,030,000 aggregate principal amount of the outstanding Notes and certain other series of its senior unsecured notes and its related solicitation (the “Consent Solicitation”) of consents (the “Consents”) from holders of at least a majority of the aggregate principal amount of Notes outstanding to enter into the amendments to the Original Indenture (the “Amendments”) as set forth in this First Supplemental Indenture;

WHEREAS, the Tender Offer is conditioned upon, among other things, the Amendments as set forth in this First Supplemental Indenture having been approved by holders of at least a majority of the aggregate principal amount of the Notes outstanding, and provided that pursuant to Section 2.2 hereof, this First Supplemental Indenture will not become operative until the Company has paid the applicable consideration with respect to the Notes that have been validly tendered and accepted for payment in accordance with the Tender Offer and the Company has paid the consent fee (which shall be an amount in cash equal to $3.75 per $1,000 principal amount of Notes to which the Consent relates) (the “Consent Fee”) with respect to all Consents that have been validly delivered in accordance with the Consent Solicitation;

WHEREAS, holders of a majority of the principal amount of the Notes outstanding on May 28, 2008 have given and not revoked their consent to the Amendments set forth in this First Supplemental Indenture; and

WHEREAS, all conditions and requirements necessary to make this First Supplemental Indenture a valid and binding instrument in accordance with its terms and the terms of the Indenture have been satisfied.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants herein contained, the Company and the Trustee hereby covenant and agree as follows:

ARTICLE 1

AMENDMENT OF ARTICLE 4 OF THE ORIGINAL INDENTURE

Article 4 of the Indenture is hereby amended and restated in its entirety as follows:

Section 4.01.                             Payment of Notes.  The Company shall pay the Principal of and interest on the Notes on the dates and in the manner provided in the Notes and this Indenture.  The interest on the Notes shall be payable only to the Holders thereof and at the option of the Company may be paid by mailing checks for such interest payable to or upon the written order of such Holders at their last addresses as they appear on the Note Register of the Company.

Notwithstanding any provisions of this Indenture and the Notes to the contrary, if the Company and a Holder of any Note so agree, payments of interest on, and any portion of the Principal of, such Holder’s Note (other than interest payable at maturity or on any redemption or repayment date or the final payment of Principal on such Note) shall be made by the Paying Agent, upon receipt from the Company of immediately available funds by 11:00 A.M., New York City time (or such other time as may be agreed to between the Company and the Paying Agent), directly to the Holder of such Note (by Federal funds wire transfer or otherwise) if the Holder has delivered written instructions to the Trustee 15 days prior to such payment date requesting that such payment will be so made and designating the bank account to which such payments shall be so made and in the case of payments of Principal, surrenders the same to the Trustee in exchange for a Note or Notes aggregating the same principal amount as the unredeemed principal amount of the Notes surrendered. The Trustee shall be entitled to rely on the last instruction delivered by the Holder pursuant to this Section 4.01 unless a new instruction is delivered 15 days prior to a payment date.  The Company will indemnify and hold each of the Trustee and any Paying Agent harmless against any loss, liability or expense (including attorneys’ fees) resulting from any act or omission to act on the part of the Company or any such Holder in connection with any such agreement or from making any payment in accordance with any such agreement.

The Company shall pay interest on overdue Principal, and interest on overdue installments of interest, to the extent lawful, at the rate per annum specified in the Notes.

Section 4.02.                             Maintenance of Office or Agency.  The Company will maintain in the Borough of Manhattan, The City of New York, an office or agency where Notes may be surrendered for registration of transfer or exchange or for presentation for payment and where notices and demands to or upon the Company in respect of the Notes and this Indenture may be served.  The Company hereby initially designates Wells Fargo Corporate Trust Services CMES Corporate Product Group, the corporate trust office of the Trustee’s Agent, located at 45 Broadway, 14th Floor, MAC N2666-140, New York, NY 10006-3004, in the Borough of Manhattan, The City of New York, as such office or agency of the Company.  The Company will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency.  If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the address of the Trustee set forth in Section 10.01.

The Company may also from time to time designate one or more other offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain an office or agency in the Borough of Manhattan, The City of New York for such purposes.  The Company will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

Section 4.03.                             Noteholders’ Lists.  Unless the Trustee is acting as registrar for the Notes, the Company will furnish or cause to be furnished to the Trustee a list in such form as the Trustee may reasonably require of the names and addresses of the holders of the Notes (a) semi-annually not more than 15 days after each Regular Record Date, as hereinabove specified, as of such record date and (b) at such other times as the Trustee may request in writing, within thirty days after receipt by the Company of any such request as of a date not more than 15 days prior to the time such information is furnished.

Section 4.04.                             Certificate to Trustee.  The Company will furnish to the Trustee annually, on or before a date not more than four months after the end of its fiscal year (which, on the date hereof, is a calendar year), a brief certificate (which need not contain the statements required by Section 10.03) from its principal executive, financial or accounting officers to his or her knowledge of the compliance of the Company with all conditions and covenants under this Indenture (such compliance to be determined without regard to any period of grace or requirement of notice provided under this Indenture).

Section 4.05.                             Reports by the Company.  The Company covenants to file with the Trustee, within 15 days after the Company has filed the same with the Commission, copies of the annual reports and of the information, documents, and other reports which the Company may be required to file with the Commission pursuant to Section 13 or Section 15(d) of the Exchange Act.

Section 4.06.                             Limitation on Liens.  If the Company shall incur, issue, assume or Guarantee any indebtedness for borrowed money represented by notes, bonds, debentures or other similar evidences of indebtedness, secured by a mortgage, pledge or other Lien on any Principal Property or any Capital Stock or indebtedness held directly by the Company of any Subsidiary of the Company, the Company shall secure the Notes equally and ratably with (or prior to) such indebtedness, so long as such indebtedness shall be so secured, unless after giving effect thereto the aggregate amount of all such indebtedness so secured, together with all Attributable Debt in respect of sale and leaseback transactions involving Principal Properties, would not exceed 15% of the Consolidated Net Assets of the Company. This restriction will not apply to, and there shall be excluded in computing secured indebtedness for the purpose of this restriction, indebtedness secured by (i) property of any Subsidiary of the Company, (ii) Liens on property of, or on any shares of stock or Debt of, any corporation existing at the time such corporation becomes a Subsidiary of the Company, (iii) Liens in favor of the Company or any Subsidiary of the Company, (iv) Liens in favor of U.S. or foreign governmental bodies to secure partial, progress, advance or other payments, (v) Liens on property, shares of stock or Debt existing at the time of acquisition thereof (including acquisition through merger or consolidation), purchase money mortgages and construction cost mortgages existing at or incurred within 180 days of the time of acquisition thereof, (vi) Liens existing on the Original Issue Date, (vii) Liens under one or more credit facilities for indebtedness in an aggregate principal amount not to exceed $900 million at any time outstanding, (viii) Liens incurred in connection with pollution control, industrial revenue or similar financings, and (ix) any extension, renewal or replacement of any Debt secured by any Liens referred to in the foregoing clauses (i) through (viii), inclusive.

Section 4.07.                             Reserved.

Section 4.08.                             Reserved.

Section 4.09.                             Reserved.

Section 4.10.                             Repurchase of Notes Upon a Change of Control.  (a) Upon a Change of Control, each holder of the Notes shall have the right to require that the Company repurchase such holder’s Notes at a repurchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase.

(b)        Within 30 days following any Change of Control, the Company shall mail a notice to each Holder of the Notes with a copy to the Trustee stating

(i)  that a Change of Control has occurred and that such Holder has the right to require the Company to repurchase such Holder’s Notes at a repurchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase (the “Change of Control Offer”),

(ii)  the circumstances and relevant facts regarding such Change of Control (including information with respect to pro forma historical income, cash flow and capitalization after giving effect to such Change of Control),

(iii)  the repurchase date (which shall be not earlier than 30 days or later than 60 days from the date such notice is mailed) (the “Repurchase Date”),

(iv)  that any Note not tendered shall continue to accrue interest,

(v)  that any Note accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Repurchase Date,

(vi)  that Holders electing to have a Note purchased pursuant to a Change of Control Offer will be required to surrender the Note, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Note completed, to the paying agent at the address specified in the notice prior to the close of business on the Repurchase Date,

(vii)  that Holders will be entitled to withdraw their election if the paying agent receives, not later than the close of business on the third Business Day (or such shorter periods as may be required by applicable law) preceding the Repurchase Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of Notes the Holder delivered for purchase, and a statement that such Holder is withdrawing his election to have such Notes purchased, and

(viii)  that Holders which elect to have their Notes purchased only in part will be issued new Notes of the same Series in a principal amount equal to the unpurchased portion of the Notes surrendered.

(c)         On the Repurchase Date, the Company shall (i) accept for payment Notes or portions thereof tendered pursuant to the Change of Control Offer, (ii) deposit with the Trustee money sufficient to pay the purchase price of all Notes or portions thereof so tendered and (iii) deliver or cause to be delivered to the Trustee Notes so accepted together with an Officers’ Certificate identifying the Notes or portions thereof tendered to the Company.

(d)        The Trustee shall promptly mail to the Holders of the Notes so accepted payment in an amount equal to the purchase price, and promptly authenticate and mail to such Holders a new Note of the same Series in a principal amount equal to any unpurchased portion of the Note surrendered.  The Company shall publicly announce the results of the Change of Control Offer on or as soon as practicable after the Repurchase Date.

(e)         The Company shall comply with all applicable tender offer rules, including without limitation Rule 14e-1 under the Exchange Act, in connection with a Change of Control Offer.

Section 4.11.                             Reserved.

Section 4.12.                             Reserved.

Section 4.13.                             Limitation on Sale Leaseback Transactions.The Company shall not enter into any sale and leaseback transaction involving any Principal Property, the acquisition or completion of construction and commencement of full operation of which has occurred more than 180 days prior thereto, unless (a) the Company could incur a Lien on such property under the restrictions described in Section 4.06 hereof in an amount equal to the Attributable Debt with respect to the sale and leaseback transaction without equally and ratably securing the Notes or (b) the Company, within 180 days after the sale or transfer by the Company, applies to the retirement of its Funded Debt an amount equal to the greater of (i) the net proceeds of the sale of the Principal Property sold and leased pursuant to such arrangement or (ii) the fair market value of the Principal Property so sold and leased as determined by the Board of Directors; provided that the amount to be applied to the retirement of Funded Debt of the Company shall be reduced by (A) the principal amount of any Notes delivered within 180 days after such sale or transfer to the Trustee for retirement and cancellation, and (B) the principal amount of Funded Debt, other than Notes, voluntarily retired by the Company within 180 days after such sale or transfer; provided further that no retirement referred to in this clause (b) may be effected by payment at maturity or pursuant to any mandatory sinking fund payment or any mandatory prepayment provision.

Section 4.14.                             Reserved.

Section 4.15.                             Reserved.

Section 4.16.                             Investment Grade Fallaway (a) Notwithstanding anything to the contrary contained in this Article 4, the Company’s obligation to comply with the provisions of Section 4.10 (collectively the “Extinguished Covenants”) will terminate and cease to have any further effect from and after the first date when the Notes are rated Investment Grade; provided that if the Notes subsequently cease to be rated Investment Grade, then from and after the time the Notes cease to be rated Investment Grade, the Company’s obligation to comply with the Extinguished Covenants shall be reinstated.

(b)        Notwithstanding the foregoing, in the event of any such reinstatement described above, no action taken or omitted to be taken by the Company or any of its Subsidiaries prior to such reinstatement shall give rise to a Default or Event of Default under the Extinguished Covenants upon reinstatement.

ARTICLE 2

MISCELLANEOUS

Section 2.01.                             Defined Terms.  For all purposes of this First Supplemental Indenture, except as otherwise expressly provided or unless the context otherwise requires, all capitalized terms defined herein and in the Indenture shall have the meanings assigned to them herein.  All capitalized terms not defined herein shall have the meanings assigned to them in the Indenture.

Unless otherwise expressly specified, all references to a “Section” herein refer to a section of this First Supplemental Indenture.

Section 2.02.                             Effectiveness of First Supplemental Indenture.  This First Supplemental Indenture shall be effective upon its signing by the parties hereto and the Amendments shall not be operative until the Company has paid the applicable consideration with respect to the Notes that have been validly tendered and accepted for payment in accordance with the Tender Offer and the Company has paid the Consent Fee with respect to all Consents that have been validly delivered in accordance with the Consent Solicitation.  The Company shall promptly notify the Trustee in writing (which writing may be in electronic form) that this First Supplemental Indenture has become operative.

Section 2.03                                Ratification of Original Indenture; First Supplemental Indenture Controls.  The Original Indenture, as supplemented by this First Supplemental Indenture, is in all respects ratified and confirmed, and this First Supplemental Indenture shall be deemed part of the Original Indenture in the manner and to the extent herein and therein provided.  The provisions of this First Supplemental Indenture shall supersede the provisions of the Original Indenture to the extent the Original Indenture is inconsistent herewith.

Section 2.04.                             Trustee Not Responsible for Recitals.  The recitals herein contained are made by the Company and not by the Trustee, and the Trustee assumes no responsibility for the correctness thereof.  The Trustee makes no representation as to the validity or sufficiency of this First Supplemental Indenture.

Section 2.05.                             Governing Law.  This First Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York.

Section 2.06                                Severability.  If any provision in the Original Indenture, this First Supplemental Indenture or the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 2.07.                             Counterparts.  The parties may sign any number of copies of this First Supplemental Indenture.  Each signed copy shall be an original, but all of them together represent the same agreement.  Any signed copy shall be sufficient proof of this First Supplemental Indenture.

IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed as of the date first above written.

THE AES CORPORATION, as the Company

By:	/s/ Willard C. Hoagland III
Name: Willard C. Hoagland III
Title: Vice President and Treasurer

WELLS FARGO BANK, NATIONAL ASSOCIATION, as Trustee

By:
Name:
Title: